Exhibit 4.46

The Share Transfer Contract (the “Contract”) is signed by JOSE JULIO SEDANO ARZOLA by his own personal rights, hereinafter referred to as the “Seller”, and by GESOPER LLC, represented by JAE BOK LEE, hereinafter referred to as the “Buyer”, who will collectively be referred to as the “Parties” in accordance with the following statements and terms:

Statement

I.	The Seller declares in his personal rights:

a）	Natural person, Mexican nationality, full legal capacity, Federal Taxpayer Registration No. SEAJ 741025C18.

b）	The sole and legitimate owner of the minimum fixed capital shares of Mexico FIRTS Communications and Technologies Co., Ltd., with a value of $45,000.00 Mexican pesos (Forty-five Thousand Pesos) (hereinafter referred to as “Shares”).

c）	Shares are fully subscribed, paid and free of encumbrance, influence and/or restrictions.

d）	The execution of the Contract does not violate (i) any laws or regulations of the United States of Mexico; (ii) does not subject to any contract or agreement binding on the Seller; does not affect or could affect its validity and/or application.

II.	The Buyer declares through its legal representative:

a）	It is a commercial company incorporated in Mexico.

b）	Its representative has sufficient rights to perform the terms of the Contract, and its rights have not been revoked, modified or restricted in any way.

c）	Be of Mexican nationality with Federal Taxpayer Registration No. GES201021G49.

d）	It has all rights and obligations to perform the responsibilities arising from the Contract.

e）	Wish to acquire shares as described herein, and all rights and obligations relating to it, including ownership in the legal sense.

f）	The execution of the Contract does not violate (i) any laws or regulations of the United States of Mexico; (ii) does not subject to any contract or agreement binding on the Buyer; does not affect or could affect its validity and/or application.

III.	Both parties declare:

a）	For the execution of the Contract, both parties expressly indicate that they will exercise their due rights and assume the obligations arising therefrom.

b）	The Contract is signed voluntarily according to the following terms, and there is no fraud, violence, coercion, bad faith or wrong signing.

Therefore, both parties agree to undertake corresponding obligations according to the following provisions:

Term

I. Object-The Seller transfers to the Buyer only the shares of Mexico FIRTS Communications and Technologies Co., Ltd. currently owned by the Seller, valued at $42,500.00 Mexican pesos (Forty-two Thousand and Five Hundred Mexican Pesos). The Buyer accepts and enjoys all the rights conferred on it by law, including but not limited to all corporate rights and estate rights.

II. Price-Both parties agree that the value of the shares shall be $42,500.00 Mexican pesos (Forty-two Thousand and Five Hundred Mexican Pesos), hereafter referred to as “Price”.

The Buyer will pay the Price either in cash or by bank transfer to the Seller’s account.

III. Notification and Registration-The Buyer must make the corresponding registration in the stock register of Mexico FIRTS Communications and Technologies Co., Ltd.

IV. Taxes-Each party shall bear the corresponding taxes according to the applicable tax laws.

V. Full Settlement-As of the date of issuance of this document, the Seller, in his capacity as a shareholder of the company, acknowledges that there is no arrears, nor any action of litigation or claim against the company.

The Seller grants the Buyer an appropriate purchase amount under the conditions permitted by law in accordance with the payment terms stated in Article 2 of the Contract.

VI. Regular Address-For all matters relating to this Contract, the parties designate the following address as the regular address for receiving all payments, notifications and documents:

Seller	Buyer
CERRADA DE ARROYO 50, CASA 3, FRACC.LOS FRESNOS NAUCALPAN DE JUAREZ, Mexico State, 53237	PLINIO 146, COL.POLANCO II SECTION, MIGUEL HIDALGO, Mexico City, 11530

Any change of address must be notified in writing at least 5 (five) calendar days in advance, otherwise, all notices and notifications delivered to the last designated address will be fully effective.

VII. Jurisdiction and Competence-For the interpretation, compliance and execution of the Contract, the parties submit to the jurisdiction of the court of Mexico City, expressly renouncing any other jurisdiction that may correspond to them by reason of their domiciles, present, future or for any other reason.

VIII. Modifications-Any partial or complete modification to the Contract must be carried out through an agreement signed by both parties.

IX. Sole Agreement-The Contract constitutes a complete agreement between the parties, and all negotiations or communication between the parties prior to the execution of the Contract shall be null and void, whether orally or in writing.

X. Subsistence and Validity-If any term or provision of the Contract is invalid, illegal or inapplicable according to any regulations or resolutions of the existing authorities, it must be excluded to the extent permitted by law, and other provisions of the Contract shall not be modified.

Notwithstanding the foregoing, the parties shall negotiate the mutually satisfactory terms and provisions to avoid making them invalid, illegal or inapplicable.

XI. Title of Terms-The title of the terms is for purposes of identification only and therefore does not in any way affect the content or interpretation of the terms of the Contract.

After reading the content and scope of the Contract, both parties signed the Contract in triplicate in Mexico City on January 17, 2022.

Seller	Buyer

JOSE JULIO SEDANO ARZOLA In his own right	GESOPER LLC Representative: Jae Bok Lee

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